VIA EDGAR and FEDEX
June 16, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin L. Vaughn
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 26, 2014
Filed March 13, 2014
File No. 000-23985

Dear Mr. Vaughn:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2014, with respect to NVIDIA’s Form 10-K listed above (the “Comment”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Note 16. Segment Information, page 95

1.	We note on page 5 you refer to various product lines that make up your GPU and Tegra Processor businesses. Please revise future filings to provide the disclosures required by FASB ASC 280-10-50-40.

NVIDIA respectfully acknowledges the Staff's comment. We considered and applied the disclosure guidance in FASB ASC 280-10-50-40 and believe our current disclosure of revenue by reportable segments meets the requirements of this guidance. As expressly permitted under ASC 280-10-50-40, we grouped similar products into their respective reportable segments and the revenues reported for these segments represent the combined revenues for these similar products.

NVIDIA has two reportable segments: (1) the Graphics Processing Unit, or GPU, business, and (2) the Tegra Processor business.

Under the GPU business, we have grouped together our various product brands: GeForce, Quadro, Tesla, and GRID, all of which are based on the GPU. The product differentiation in our GPU brands is based on the computational ability and visualization capability of the particular GPU, as opposed to being based on a different underlying technology. We derive our revenue from the sale of these GPU semiconductors and boards.

Under the Tegra Processor business, we have grouped together products leveraging the Tegra system-on-a-chip (SOC) processor. A Tegra SOC processor incorporates GPUs and multi-core CPUs together with audio, video and input/output capabilities. They can also contain an integrated baseband processor to add voice and data communication and conserve power while delivering graphics and multimedia processing capabilities. We derive our revenue from the sale of these SOCs to manufacturers that embed the SOCs in their various end products.

Based on consideration of the above factors, we believe that our revenue from our reportable segments represents revenue from groups of similar products. Therefore, we respectfully submit to the Staff that the products within our GPU and Tegra Processor businesses are groups of similar products for purposes of the disclosure requirements of ASC 280-10-50-40 and believe our current disclosure of revenue by reportable segments meets the requirements of this guidance. In addition, we have reviewed the disclosures of other companies in the semiconductor industry who we consider to be comparable peer companies, and we believe that our disclosure is consistent with the disclosure of such companies.

* * * *
In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.
Sincerely,
NVIDIA Corporation

By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:    David M. Shannon - Executive Vice President, Chief Administrative Officer and Secretary
Michael J. Byron - Vice President and Chief Accounting Officer
Eric C. Jensen - Cooley LLP
Wayne Hedden - PricewaterhouseCoopers LLP